SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release

31 January 2005

SkyePharma PLC (the "Company")

On 30th January 2005, as a result of the operation of the SkyePharma PLC Deferred Share Bonus Plan, the following directors of the Company became the legal and beneficial owners of the following numbers of Ordinary Shares of the Company with a value of £0.6425 per Share:-

Name	Number of Ordinary Shares (value £0.6425 per Share)
Ian Gowrie-Smith	81,373
Michael Ashton	87,832
Donald Nicholson	53,231

Summary of the Operation of the Plan
The Plan provides for a mandatory deferral of a minimum of 50% of the bonus earned by participants for a given financial year in Ordinary Shares of the Company ("Executive Shares"). The Company provides an award of Ordinary Shares ("Matching Shares") based on the gross amount of bonus invested in Ordinary Shares by the relevant participant. These Matching Shares are released to the participant on the third anniversary of the date of grant provided that the participant remains employed by the Company and has not disposed of any of his or her Executive Shares during the period.

These Ordinary Shares released to the directors of the Company on 30th January 2005 are the award of Matching Shares made on 30th January 2002, in respect of the bonus earned for FY2001 deferred in Executive Shares, which have been released under the Plan on the satisfaction of the above conditions. The release of these Ordinary Shares has resulted in a tax liability on their current value. All the directors of the Company have decided to pay the tax due out of their own personal resources in order to retain all the Ordinary Shares released.

Note:-
At the 2004 AGM it was agreed with shareholders that the release of any future awards of Matching Shares made under the Plan would be subject to the satisfaction of an additional total shareholder return performance condition.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   January 31, 2005